May 4, 2026

Haicheng Xu
Chief Executive Officer
Decent Holding Inc.
4th Floor & 5th Floor North Zone, Dingxin Building
No. 106 Aokema Avenue
Laishan District, Yantai, Shandong Province
People   s Republic of China 264003

       Re: Decent Holding Inc.
           Registration Statement on Form F-3
           Filed April 24, 2026
           File No. 333-295313
Dear Haicheng Xu:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Liz Packebusch at 202-551-8749 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:    Tony Zhong